JPMORGAN FUNDS

COMBINED DISTRIBUTION PLAN

Section 1. This Combined Distribution Plan (“Plan”) has been adopted by each of the entities listed on Schedule A, each of which is a closed-end registered management investment company registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (“1940 Act”), (each referred to herein as the “Fund”), pursuant to Rule 12b-1 under the 1940 Act and pursuant to an exemptive order granted by the SEC to each Fund or its affiliates in accordance with the provisions of Rule 18f-3 under the 1940 Act, and relates to the classes of shares of beneficial interest (“Shares”) specified in Schedule B (each a “Class”).

Section 2. Each Fund may incur with respect to a Class, expenses at the annual rate listed under the column “Distribution Fee” on Schedule B, subject to the limitations imposed, from time to time, by applicable rules of the Financial Industry Regulatory Authority on each Fund and its distributor (“Distributor”).

Section 3. Amounts set forth under the column “Distribution Fee” on Schedule B may be used to finance any activity that is primarily intended to result in the sale of the Shares, including, but not limited to, (i) the development, formulation and implementation of marketing and promotional activities, including direct mail promotions and television, radio, magazine, newspaper, electronic and media advertising; (ii) the preparation, printing and distribution of prospectuses, statements of additional information and reports and any supplements thereto (other than prospectuses, statements of additional information and reports and any supplements thereto used for regulatory purposes or distributed to existing shareholders of each Fund); (iii) the preparation, printing and distribution of sales and promotional materials and sales literature which is provided to various entities and individuals, including brokers, dealers, financial institutions, financial intermediaries, shareholders, and prospective investors in each Fund; (iv) expenditures for sales or distribution support services, including meetings with and assistance to brokers, dealers, financial institutions, and financial intermediaries and in-house telemarketing support services and expenses; (v) obtaining and preparation of information, analyses, surveys, and opinions with respect to marketing and promotional activities, including those based on meetings with and feedback from the Distributor’s sales force and others including potential investors, shareholders and financial intermediaries; (vi) commissions, incentive compensation, finders fees, or other compensation paid to, and expenses of employees of the Distributor, brokers, dealers, and other financial institutions and financial intermediaries that are attributable to any distribution and/or sales support activities, including interest expenses and other costs associated with financing of such commissions, incentive compensation, other compensation, fees, and expenses; (vii) travel, promotional materials, equipment, printing, delivery and mailing costs, overhead and other office expenses of the Distributor and its sales force attributable to any distribution and/or sales support activities, including meetings with brokers, dealers, financial institutions and financial intermediaries in order to provide them with information regarding the Funds and their investment process and management; (viii) the costs of implementing and administering this Plan; (ix) expenses of organizing and conducting sales seminars; and (x) any other costs and expenses relating to any distribution and/or sales support activities. To the extent that amounts paid hereunder are not used specifically to reimburse the Distributor for any such cost or expense, such amounts may be treated as compensation for the Distributor’s distribution-related services. All amounts expended pursuant to the Plan shall be paid to the Distributor and are the legal obligation of the applicable Fund and not of the Distributor.

Section 4. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority of both (a) the Board of Trustees or Directors, as applicable (the “Board”), of the Fund and (b) those trustees or directors, as applicable, of the Fund who are not “interested persons” of each Fund (as defined in the 1940 Act) and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (“Non-Interested Board Members”), cast in person at a meeting called or otherwise in compliance with applicable exemptive relief, among other things, for the purpose of voting on this Plan or such agreements.

Section 5. Unless sooner terminated pursuant to Section 7 of this Plan, this Plan shall continue in effect for a period of one year from the date it takes effect and thereafter shall continue in effect so long as such continuance is specifically approved at least annually in the manner provided in Section 4 of this Plan.

Section 6. The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of the amounts expended in accordance with the Plan and the purposes for which such expenditures were made.

Section 7. This Plan may be terminated at any time with respect to any Class by vote of a majority of the Non-Interested Board Members, or by the “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Class.

Section 8. Any agreement related to this Plan shall be made in writing and shall provide:

(a) that, with respect to any Fund or Class, such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Non-Interested Board Members or by the “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Fund or Class, on not more than sixty (60) days’ written notice to any other party to the agreement; and

(b) that such agreement shall terminate automatically in the event of its “assignment” (as defined in the 1940 Act).

Section 9. This Plan may not be amended with respect to any Class of any Fund to increase materially the amount of distribution expenses provided for in the column “Distribution Fee” on Schedule B hereto unless such amendment is approved by a “vote of a majority of the outstanding voting securities” (as defined in the 1940 Act) of such Class, and no material amendment to the Plan shall be made unless approved in the manner provided for in Section 4 of this Plan.

Section 10. The provisions of the Plan are severable for each Class set forth herein, and whenever any action is to be taken with respect to the Plan, such action will be taken separately for each Class affected.

Adopted: December 10, 2025

SCHEDULE A

JPMorgan Credit Markets Fund

SCHEDULE B

Share Class	12b-1 Fee
Class A	0.50%
Class S	0.75%
Class I	None